UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August, 2005
Commission File Number 0-29338
APT SATELLITE HOLDINGS LIMITED
(Registrant’s name)
22 Dai Kwai Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☑	Form 40-F	☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☑

ANNOUNCEMENT
FORWARD LOOKING STATEMENTS
SIGNATURES

APT SATELLITE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 1045)
ANNOUNCEMENT
As a significant portion of satellite operators do not fully insure in-orbit satellites and the risk of in-orbit satellite is relatively low and the satellite platform of APSTAR V is reliable, an insurance of US$100 million (approximately HK$780 million) would be taken out in respect of the APT Transponders of APSTAR V.
In the unlikely event of a total loss of APSTAR V, the Company will record a maximum capital loss of US$39.2 million (approximately HK$305.8 million) due to the insufficient coverage by the sum insured.
Investors shall exercise caution when dealing in the securities of the Company.
This announcement is made pursuant to rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited for the purpose of providing information on the sum insured in respect of the APT Transponders on APSTAR V.
Background
APSTAR V was successfully launched on 29 June 2004. As at 30 June 2005, in respect of the APT Transponders on APSTAR V,
•	the net book value was approximately US$139.2 million (HK$1,085.8 million)

•	the outstanding principal of the related banking facilities was approximately US$42.8 million (HK$333.8 million) (“Bank Loan”)

•	the refundable deposit from customers was approximately US$31.6 million (HK$246.5 million) (“Services Deposit”)
The Sum Insured
US$100 million (approximately HK$780 million) in respect of the APT Transponders
On 4 August 2005, the insurance broker of APT Satellite arranged the underwriting of the insurance covering the loss of the APT Transponders on APSTAR V for the period commenced on 29 June 2005 until 29 June 2006.
If the Sum Insured is taken by the APT Satellite and in the very unlikely event of total loss of the APT Transponders, the Group will recognize a capital loss approximately in the range of US$28.8 million (HK$224.6 million) to US$39.2 million (HK$305.8 million) due to insufficient insurance coverage. Nevertheless, the claimed payment under the total loss (which will be approximately US$100 million (HK$780 million) will be sufficient to fully repay the outstanding principal of the Bank Loan and repayment of the Service Deposits and the balance of the claimed payment in the range of approximately US$25.6 million (HK$199.7 million) to US$32.7 million (HK$255.1 million) which together with internal generated funds, is considered sufficient to cope with the needs for the continuation of business of the Group.
Reasonableness of the Sum Insured
The Directors believe that the adoption of the Sum Insured is reasonable and in the best interest of the Group having regards to the following:
•	a significant portion of satellite operators do not fully insure in-orbit satellites;

•	the risk of in-orbit satellite is relatively low and the satellite platform of that APSTAR V model is reliable; and

•	benefit of the reduction of operational cost.
Investors are advised to exercise caution when dealing in the securities of the Company.
Definitions
Terms used in this announcement shall have the following meanings:

“APT Satellite”	APT Satellite Company Limited, a company incorporated in Hong Kong and a wholly-owned subsidiary of the Company;

“APT Transponders”
refers to the 37 transponders, comprising 25 C-band and 12 Ku-band transponders, of APSTAR V for its entire operational life, which were taken up by APT Satellite from Loral Orion, Inc. under the Satellite Transponder Agreement dated 26 August 2003 entered into between APT Satellite and Loral Orion, Inc. for the lease of transponders on APSTAR V as announced on 28 August 2003 and 17 November 2003;

“APSTAR V”	a satellite based on FS1300 with 38 C-band transponders and 16 Ku-band transponders supplied by Space Systems/Loral, Inc.;

“Company”	APT Satellite Holdings Limited, a company incorporated in Bermuda with limited liability;

“Directors”	the directors of the Company;

“Group”	the Company and its subsidiaries;

“HK$”	Hong Kong dollars; and

“US$”	United States dollars.

For the purpose of this announcement and for reference only, exchange rate of US$1.00 to HK$7.80 is adopted.

By Order of the Board Dr. Brian Lo Company Secretary
Hong Kong, 4 August 2005

The Directors as at the date of this announcement are as follows:

Executive Directors:
Ni Yifeng and Tong Xudong

Non-Executive Directors:
Liu Ji Yuan (Chairman), Zhang Hainan (Deputy Chairman), Lim Toon, Wu Zhen Mu, Yin Yen-liang, Lim Wee Seng, Tseng Ta-mon (Alternate Director to Yin Yen-liang) and Kwok Kah Wai Victor (Alternate Director to Lim Toon and Lim Wee Seng)

Independent Non-Executive Directors:
Yuen Pak Yiu, Philip, Huan Guocang and Lui King Man

FORWARD LOOKING STATEMENTS
     This report contains statements and other information made by or on behalf of APT Satellite Holdings Limited (the “Company”) that constitute “forward-looking” statements within the meaning of Private Securities Litigation Reform Act of 1995. Statements that are not historical facts are forward-looking statements. By their nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and actual results could be materially different from those expressed or implied by forward-looking statements.
     Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward statements herein may include, without limitation, statements relating to the Company’s expectations, plans, objectives or goals relating to (i) its operations and financial results; (ii) launch schedules and anticipated transponder utilization; (iii) the technical capabilities of the APSTAR System; (iv) customer demand for the Company’s system; (v) strategic relationships that impact its operations; (vi) its funding needs and sources; (vii) satellite communications regulatory matters; (viii) the pricing of its services, (ix) its competitors and their services; and (x) actions of the Company’s suppliers, vendors and service providers.
     The Company cautions you that a number of important factors could cause the Company’s results of operations to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: (i) technological risks related to the development, operation and maintenance of various components of the APSTAR System; (ii) delays and cost overruns related to the construction, deployment and maintenance of the Company’s APSTAR System; (iii) risks related to the operation and maintenance of the Company’s new satellites, APSTAR V and APSTAR VI; (iv) competition from other satellite operators and a number of existing satellite systems that provide similar services in various markets.; (v) actions taken by regulators with respect to the Company’s business and practices in one or more of the countries in which the Company conducts its operations; (vi) the Company’s capital structure and its ability to maintain sufficient liquidity and access capital markets; (vii) customer demand for the services of the Company’s satellite transponders and the perceived overall value of these services by customers; (viii) the ability to increase market share and control expenses; (ix) the ability of counterparties to meet their obligations to the Company; (x) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which the Company conducts its operations; (xi) the effects of changes in laws, regulations or accounting policies or practices; (xiv) the ability to retain and recruit qualified personnel; (xii) the strength of the global economy in general and the strength of the economies of the countries in which the Company conducts its operations in particular; (xiii) political and social developments, including war, civil unrest or terrorist activity; and (xiv) the Company’s success at managing the risks involved in the foregoing.
     The Company cautions you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors as well as the risks identified in the Company’s most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission. These and other factors could result in the forward-looking statements proving to be inaccurate and may materially affect the Company’s operations. The Company does not undertake any obligation to publicly release any revisions to the forward-looking statements contained in this report, or to update them to reflect events or circumstances occurring after the date of this report, or to reflect the occurrence of unanticipated events.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.
     Date: August 5, 2005.

APT Satellite Holdings Limited

By	/s/ Ni Yifeng
Ni Yifeng
Executive Director and President